UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Oncternal Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

68236P 107

(CUSIP Number)

Shen Bo

3545 John Hopkins Ct., Ste. 160

San Diego, CA 92121

858-925-4046

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 17, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68236P 107	13D	Page 1 of 9 pages

1	Names of Reporting Persons Shanghai Pharmaceuticals (HK) Investment Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,573,975
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,573,975

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,573,975
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.7%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 68236P 107	13D	Page 2 of 9 pages

1	Names of Reporting Persons Shanghai Pharmaceutical (USA) Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,495,114
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,495,114

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,495,114
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.5%
14	Type of Reporting Person CO

CUSIP No. 68236P 107	13D	Page 3 of 9 pages

1	Names of Reporting Persons Shanghai Pharmaceuticals Holding Co., Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,069,089
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,069,089

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,069,089
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 19.9%
14	Type of Reporting Person OO (Joint Stock Company)

CUSIP No. 68236P 107	13D	Page 4 of 9 pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on June 17, 2019 (as amended to date, the “Schedule 13D”), relating to the Common Stock, par value $0.001 per share (the “Common Stock”), of Oncternal Therapeutics, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(1)	Shanghai Pharmaceuticals (HK) Investment Limited (“SPH HK”),

(2)	Shanghai Pharmaceutical (USA) Inc. (“SPH USA”), and

(3)	Shanghai Pharmaceuticals Holding Co., Ltd. (“SPH”).

SPH HK is organized under the laws of Hong Kong. SPH HK’s principal business address is 26/F, Henley Building, 5 Queen’s Road Central, Hong Kong.

SPH USA is incorporated in Delaware. SPH USA’s principal business address is 3545 John Hopkins Ct. Ste. 160, San Diego, CA 92121.

SPH is organized under the laws of the People’s Republic of China. SPH’s principal business address is No. 200, Taicang Rd, Huangpu District, Shanghai, P.R. China.

The principal business of the Reporting Persons is the development and commercialization of pharmaceutical drugs.

The executive officers of SPH HK (the “SPH HK Related Persons”) are Zhou Jun, Cho Man and Liu Dawei. Cho Man is a citizen of Hong Kong. Zhou Jun and Liu Dawei are each a citizen of the People’s Republic of China. The present principal occupation of Cho Man is serving as executive director and president of SPH. The present principal occupation of Zhou Jun is serving as president of Shanghai Industrial Investment (Holdings) Co., Ltd. The present principal occupation of Liu Dawei is serving as vice president of SPH. The business address of each of the SPH HK Related Persons is 26/F, Henley Building, 5 Queen’s Road Central, Hong Kong.

The sole executive officer of SPH USA (the “SPH USA Executive Officers”) is Shen Bo. SPH USA is managed by a board of directors (the “SPH USA Board of Directors”) consisting of Chen Jinzhu, Cho Man and Shen Bo (collectively, with the SPH USA Executive Officers, the “SPH USA Related Persons”). Cho Man is a Citizen of Hong Kong. Chen Jinzhu and Shen Bo are each a citizen of the People’s Republic of China. The present principal occupation of Cho

CUSIP No. 68236P 107	13D	Page 5 of 9 pages

Man is serving as executive director and president of SPH. The present principal occupation of Chen Jinzhu is serving as Corporate Secretary of SPH. The present principal occupation of Shen Bo is serving as executive director, vice president and chief financial officer of SPH. The business address of each SPH USA Related Person is 3545 John Hopkins Ct., Ste. 160, San Diego, CA 92121.

Each of SPH HK and SPH USA is a wholly owned subsidiary of SPH. The executive officers of SPH (the “SPH Executive Officers”) are Cho Man, Li Yongzhong and Shen Bo. SPH is managed by a board of directors (the “SPH Board of Directors”) consisting of Cho Man, Li Yongzhong, Shen Bo, Zhou Jun, Ge Dawei, Li An, Cai Jiangnan, Hong Liang, Gu Zhaoyang and Manson Fok (collectively, with the SPH USA Executive Officers, the “SPH Related Persons” and together with the SPH HK Related Persons and the SPH USA Related Persons, the “Related Persons”). Cho Man and Manson Fok are each a citizen of the Hong Kong. Cai Jiangnan and Gu Zhaoyang are each a citizen of the United States. Zhou Jun, Ge Dawei, Li Yongzhong, Shen Bo, Li An and Hong Liang are each a citizen of the People’s Republic of China.

The present principal occupation of Cho Man is serving as executive director and president of SPH. The present principal occupation of Li Yongzhong is serving as executive director and vice president of SPH. The present principal occupation of Shen Bo is serving as executive director, vice president and chief financial officer of SPH. The present principal occupation of Zhou Jun is serving as president of Shanghai Industrial Investment (Holdings) Co., Ltd. The present principal occupation of Ge Dawei is serving as vice chairman and executive director of Shanghai Industrial Investment (Holdings) Co. Ltd. The present principal occupation of Li An is serving as vice president of Shanghai Guosheng (Group) Co. Ltd. The present principal occupation of Cai Jiangnan is serving as professor of economics at the China Europe International Business School. The present principal occupation of Hong Liang is serving as managing partner of the Shangahi Everbright Law Firm. The present principal occupation of Gu Zhaoyang is serving as professor of accountancy at the Chinese University of Hong Kong. The present principal occupation of Manson Fok is serving as the Dean of Faculty of Medicine of the Macau University of Sciences and Technology and the dean and chairman of the board of the Macau University of Science and Technology Hospital. The business address of each of the SPH Related Persons is No. 200, Taicang Rd, Huangpu District, Shanghai, P.R. China.

During the last five years, none of the Reporting Person or Related Persons has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

In connection with the closing of the transactions contemplated by the Purchase Agreement, on July 21, 2020, the Issuer caused to be sold 1,049,317 shares of Common Stock and 524,658 Warrants to SPH HK for aggregate consideration of approximately $2.5 million using funds derived from SPH HK’s working capital.

CUSIP No. 68236P 107	13D	Page 6 of 9 pages

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The information in Item 3 is incorporated herein by reference.

On July 17, 2020, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) with several institutional and accredited investors for the sale by the Issuer of 2,581,867 shares of Common Stock, at a purchase price of $2.3825 per share, in a registered direct offering. Concurrently with the sale of the Common Stock, pursuant to the Purchase Agreement, the Issuer also sold warrants to purchase up to an aggregate of 1,290,933 shares of Common Stock (the “Warrants”). The gross proceeds to the Issuer from the transactions are approximately $6.2 million, before deducting the placement agent’s fees and other estimated offering expenses, and excluding the proceeds, if any, from the exercise of the Warrants. The Purchase Agreement contains customary representations, warranties and agreements by the Issuer and the Purchasers and customary conditions to closing.

Subject to certain ownership limitations, the Warrants are immediately exercisable at an exercise price equal to $2.32 per share of Common Stock, subject to adjustments as provided under the terms of the Warrants. The Warrants and the shares issuable upon exercise of the Warrants are being sold and issued without registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act as transactions not involving a public offering and Rule 506 promulgated under the Securities Act as sales to accredited investors, and in reliance on similar exemptions under applicable state laws.

In accordance with the terms of the Warrants, the Reporting Persons do not have the right to exercise any portion of the Warrants to the extent that the exercise would result in a beneficial ownership in excess of 19.99% of shares of Common Stock outstanding immediately after giving effect to the exercise.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by the Reporting Persons, as well as the number of shares of Common Stock as to which the Reporting Persons have the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 19,917,880 shares outstanding, which consists of (i) 15,392,377 shares of Common Stock outstanding as of May 1, 2020, as reported in the

CUSIP No. 68236P 107	13D	Page 7 of 9 pages

Issuer’s Quarterly Filing on Form 10-Q filed with the SEC on May 7, 2020, (ii) 1,943,636 shares of common stock issued on May 21, 2020 in connection with an offering of Common Stock, as reported in the Issuer’s Form 8-K filed on May 21, 2020, and (iii) 2,581,867 shares of Common Stock issued on July 21, 2020, as reported in the Issuer’s Form 8-K filed on July 21, 2020, and includes 524,658 Warrants:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Shanghai Pharmaceuticals (HK) Investment Limited	1,573,975	7.7%	0	1,573,975	0	1,573,975
Shanghai Pharmaceutical (USA) Inc.	2,495,114	12.5%	0	2,495,114	0	2,495,114
Shanghai Pharmaceutical Holdings Co., Ltd.	4,069,089	19.9%	0	4,069,089	0	4,069,089

SPH HK is the record holder of 1,049,317 shares of Common Stock and 524,658 Warrants. SPH USA is the record holder of 2,495,114 shares of Common Stock. SPH is the sole shareholder of each of SPH HK and SPH USA. As a result, SPH may be deemed to share beneficial ownership of the shares of Common Stock held of record by each of SPH HK and SPH USA. The members of the SPH Board of Directors have the power to appoint the members of the SPH USA Board of Directors and SPH HK Board of Directors. The members of the SPH USA Board of Directors have the ability to direct the voting and disposition of the shares of Common Stock owned by SPH USA. The members of the SPH HK Board of Directors have the ability to direct the voting and disposition of the shares of Common Stock owned by SPH HK. Each of the foregoing individuals may be deemed to share beneficial ownership of the shares of Common Stock owned by SPH USA and SPH HK, respectively. Each of them disclaims any such beneficial ownership.

(c)	Except as described in Item 3 and Item 4, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

Item 4 summarizes certain provisions of the Purchase Agreement and the Warrants and is incorporated herein by reference.

The foregoing description of the Purchase Agreement and Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements, which are filed as exhibits to this Amendment and are incorporated herein by reference.

CUSIP No. 68236P 107	13D	Page 8 of 9 pages

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
5	Joint Filing Agreement

6	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to Oncternal Therapeutics, Inc. Current Report on Form 8-K filed on July 21, 2020).

7	Form of Warrant (incorporated by reference to Exhibit 4.1 to Oncternal Therapeutics, Inc. Current Report on Form 8-K filed on July 21, 2020).

CUSIP No. 68236P 107	13D	Page 9 of 9 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 23, 2020

Shanghai Pharmaceuticals (HK) Investment Limited
By: Shanghai Pharmaceuticals Holding Co., Ltd., its sole member

By:	/s/ Shen Bo
Name:	Shen Bo
Title:	Authorized Signatory

Shanghai Pharmaceutical (USA) Inc.

By:	/s/ Shen Bo
Name:	Shen Bo
Title:	Authorized Signatory

Shanghai Pharmaceuticals Holding Co., Ltd.

By:	/s/ Shen Bo
Name:	Shen Bo
Title:	Authorized Signatory